UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT No. 1
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                eAUTOCLAIMS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                     278578
                                 (CUSIP Number)


                              Christopher G. Korge
                                  Korge & Korge
                               230 Palermo Avenue
                             Coral Gables, FL 33134
                                 (305) 444-5630
          (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)



                November 15, 2004, January 31, 2005, March 10,
                        2005 and April 30, 2005 (Date of Event
                        which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 278578

1.       Name of Reporting Person

         Christopher G. Korge

         I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group

         (a) [ ] (b) [x]

3.       SEC Use Only

4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [    ]

6.       Citizenship or Place of Organization

         U.S.A.

Number of                           7.  Sole Voting Power
Shares Beneficially Owned
By Each Reporting                        Reporting person has voting and
Person With                              dispositive power over 4,810,928 shares
                                         of Common Stock.

                                    8.  Shared Voting Power
                                              0
                                    9.  Sole Dispositive Power

                                                 See Item 7 above.
                                    10. Shared Dispositive Power

                                                 0
                                    11. Aggregate Amount Beneficially Owned
                                        by Each Reporting Person

                                          4,810,928 shares of Common Stock.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         [    ]

13. Percent of Class Represented by Amount in Row (11)

         8.5% of the voting power of all equity securities of the Issuer (Based on 54,496,033 shares of Common Stock issued and outstanding as of April 30, 2005).

14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, of eAutoclaims, Inc., a Nevada corporation (the "Issuer") having its principal executive offices at 110 East Douglas Road, Oldsmar, Florida 34677.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed by the following person ("Reporting Person"):

         (a)      Name: Christopher G. Korge

         (b)      Business Address: c/o Korge & Korge, 230 Palermo Avenue, Coral
                                     Gables, FL 33134

         (c)      Principal occupation: Attorney

         (d) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired his interest in the Issuer solely for investment purposes.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3. A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4. Any material change in the present capitalization or dividend policy of the Issuer;

5. Any other material change in the Issuer's business or corporate structure;

6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.       Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Korge's ownership consists of (i) 488,090 common shares relating to the conversion of $300,000 of our convertible debentures, which matured on September 30, 2001 at a conversion price of $0.63, (ii) 311,739 shares issued to him for his service on the board, (iii) 15,000 shares that he purchased on the open market, (iv) 107,527 shares purchased from the Company in August 2003, (v) warrants to acquire up to 1,000,000 shares of our Common Stock at a conversion price of $0.35 in connection with the issuance of our convertible debentures in 2001, (vi) warrants to acquire up to 892,857 shares of our Common Stock at a conversion price of $0.16 in connection with the issuance of our convertible debentures in 2004 (vii) 892,857 shares converted from the convertible debentures purchased on 4/23/04, (viii) 446,429 shares of common stock and 446,429 warrants to purchase additional shares of common stock issued to Mr. Korge because the Company did not hit certain claims targets as specified in the terms of his 2004 investment, and (ix) options to acquire 197,500 shares at exercise prices between $0.13 and $1.91 for services as a director. This amount excludes unvested options to acquire up to 50,000 common shares at exercise prices of $0.14 to $0.38, which vest through April 30, 2006.

(b) The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by him or it directly.

(c) During March through May, 2004 the Issuer sold a total of 8,111,572 Units at an offering price of $.28 per Unit. Each Unit consists of one (1) share of Common Stock and one Common Stock purchase warrant exercisable at $.35 per share, subject to adjustment. Subsequent to completion of the Unit offering, the placement agent reviewed certain agreements between the Reporting Person and the Issuer. Upon completion of this review, the placement agent determined that the terms of such agreements were more favorable to Mr. Korge than the agreements between the Issuer and the Unitholders. The placement agent requested that these agreements be restructured to be consistent with the arrangements between the Issuer and purchasers of Units. Mr. Korge agreed to do so, subject to approval of the Issuer's Board of Directors, which approval was granted by Special Written Action of Directors in June 2004. The restructuring involved the (i) exchange by Mr. Korge of a $250,000 Convertible Debenture, for Units on the same terms purchased by investors in the Unit offering and (ii) repricing of 1,000,000 Common Stock Purchase Warrants from $0.315 per share to $0.35 per share. As a result of the exchange of the $250,000 Convertible Debenture for Units, Mr. Korge was issued 892,857 shares of Common Stock and a like number of Common Stock purchase warrants exercisable at $0.35 per share. The 892,857 warrants to purchase common shares were adjusted from a exercise price of $0.35 to $0.16 on January 27, 2005 as a result of anti-dilution provisions that we triggered by a subsequent equity raise by eAutoclaims.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 26, 2005




/s/      Christopher G. Korge
Christopher G. Korge




MTC/ej/335319